UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

Millennium India Acquisition Company Inc. (MQC)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

60039Q101
(CUSIP Number)

N/A
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
__	 Rule 13d-1(b)

_X_	 Rule 13d-1(c)

__	 Rule 13d-1(d)


CUSIP No.:  60039Q101


Item 5 is amended as follows:

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: _X_.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



By:  	/s/
Name:  	Phillip Goldstein
Title:  Principal, Bulldog Investors
Date:  	March 31, 2008

By:  	/s/
Name:  	Andrew Dakos
Title: 	Principal, Bulldog Investors
Date:  	March 31, 2008